                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                    For the fiscal year ended April 27, 2002

[   ]   TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                For the transition period from ______ to _______

                         Commission File Number: 0-30869

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Stratos Lightwave, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Stratos Lightwave, Inc.
                             7444 West Wilson Avenue
                             Chicago, IL 60706-4549

                        FINANCIAL STATEMENTS AND EXHIBIT

(a)  Financial Statements

Stratos Lightwave, Inc. 401(k) Savings Plan

     Report of Independent Auditors

     Statements of Net Assets Available for Benefits at April 27, 2002.

     Statements of Changes in Net Assets Available for Benefits For The Year
       Ended April 27, 2002.

     Notes to Financial Statements

     Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(b)  Exhibit

Exhibit 23 - Consent of Independent Auditors

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(a)  Financial Statements and Supplemental Schedule

Stratos Lightwave, Inc. 401(k) Savings Plan

Year ended April 27, 2002
with Report of Independent Auditors

Employer Identification Number 36-4360035
Plan #001

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                             Stratos Lightwave, Inc.
                               401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                            Year ended April 27, 2002

                                    Contents

Report of Independent Auditors ............................................... 1

Financial Statements

Statement of Net Assets Available for Benefits ............................... 2
Statement of Changes in Net Assets Available for Benefits .................... 3
Notes to Financial Statements ................................................ 4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ............... 8

                         Report of Independent Auditors

Administration Committee
Stratos Lightwave, Inc.
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Stratos Lightwave, Inc. 401(k) Savings Plan as of April 27, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 27, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 27, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   Ernst & Young, LLP

October 14, 2002

                                                                  EIN 36-4360035
                                                                       Plan #001

                             Stratos Lightwave, Inc.

                               401(k) Savings Plan

                 Statement of Net Assets Available for Benefits

                                 April 27, 2002

Assets
Investments:
   Group annuity contract                                            $  531,000
   Money market                                                       1,069,170
   Mutual funds                                                       3,721,879
   Common stock                                                         405,451
   Participant loans                                                    105,666
                                                                    -----------
Total investments                                                     5,833,166

Receivables:
   Participant contributions                                              3,312
   Company contributions                                                  2,464
   Accrued income                                                            65
                                                                    -----------
Total receivables                                                         5,841

Liabilities
Cash overdraft                                                          981,375
Net payable for pending investment purchases                             61,371
                                                                    -----------
Total liabilities                                                     1,042,746
                                                                    -----------
Net assets available for benefits                                    $4,796,261
                                                                    ===========

See notes to financial statements.

                                                                  EIN 36-4360035
                                                                       Plan #001

                             Stratos Lightwave, Inc.
                               401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year ended April 27, 2002

Additions
Participant contributions                                                       $1,274,815
Company contributions                                                              553,326
Rollovers                                                                          233,973
Interest and dividends                                                             105,702
                                                                                ----------
Total additions                                                                  2,167,816

Deductions
Participant withdrawals                                                            815,828
Net realized and unrealized depreciation in fair value of investments              948,966
                                                                                ----------
Total deductions                                                                 1,764,794

Transfer from Methode Electronics, Inc. 401(k) Savings Plan                      4,393,239
                                                                                ----------
Net increase                                                                     4,796,261
Net assets available for benefits:
   Beginning of year                                                                     -
                                                                                ----------
   End of year                                                                  $4,796,261
                                                                                ==========

See notes to financial statements.

                                                                  EIN 36-4360035
                                                                       Plan #001

                             Stratos Lightwave, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements

                            Year ended April 27, 2002

1.   Description of the Plan

The following description of the Stratos Lightwave, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from the Company.

General

The Plan, established effective April 29, 2001, is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which Stratos Lightwave, Inc. (the Company) can attract and retain qualified employees.

Participation

Employees who were participants in the Methode Electronics, Inc. 401(k) Savings Plan immediately prior to the effective date of the Plan became immediately eligible to participate in the Plan. Those participants' account balances were transferred to the Plan as of May 31, 2001. Other employees become eligible to make participant contributions to the Plan on the first day of the quarter of the Plan year following the date of employment. Eligibility to receive the non-elective Company contribution begins on the first day of the quarter of the Plan year following the completion of one year of service.

Contributions

Effective January 1, 2002, participants may elect to contribute a minimum of 2% of their pretax annual compensation up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS). Prior to January 1, 2002, participants could contribute 2% to 15% of their pretax annual compensation, subject to the IRS annual dollar limit.

                            Stratos Lightwave, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)




1.   Description of the Plan (continued)

The Company contributes to the Plan, on behalf of each participant, 3% of each participant's compensation for the portion of the Plan year in which the participant was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Payment of Benefits

Benefits generally are made only upon termination of service, retirement, disability, death, attainment of age 59 1/2, or financial hardship, as defined. Benefits are paid to the participant or participant's beneficiary in a lump-sum or series of installments. Participants who terminate employment and whose account balances do not exceed $5,000 shall receive an immediate, lump-sum distribution.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $2,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratable through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                            Stratos Lightwave, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)




1.   Description of the Plan (continued)

Administrative Expenses

All legal, accounting, and administrative expenses of the Plan are paid by the Company.

2.   Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants' benefits. The group annuity contract had an average yield of 3.49% in 2002. The crediting interest rate was 3.75% at April 27, 2002. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract approximates contract value.

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            Stratos Lightwave, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)




3.   Investments

During the year, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                                  Year ended
                                                                April 27, 2002
                                                              -----------------


Common stock                                                      $(566,427)
Mutual funds                                                       (382,539)
                                                              -----------------
                                                                  $(948,966)
                                                              =================


Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                               April 27, 2002
                                                              -----------------

Hartford Life Insurance Group Annuity Contract                  $   531,000
Wilmington Trust Company Prime Money Market                       1,069,170
The American Funds Group:
   American Balanced Fund                                           921,825
   American Mutual Fund                                             294,390
Fidelity Institutional Retirement Services Company:
   Fidelity Magellan Fund                                         1,004,745
   Fidelity Growth and Income Fund                                  898,511

4.   Income Tax Status

The Plan has received a determination letter from the IRS dated February 14, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The plan administrator will take all necessary steps to maintain the qualified tax status of the Plan.

                              Supplemental Schedule

                                                                  EIN 36-4360035
                                                                       Plan #001

                             Stratos Lightwave, Inc.
                               401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                 April 27, 2002


                                                 Description                                    Current
         Identity of Issue                      of Investment                 Shares             Value
-----------------------------------------------------------------------------------------------------------
Annuity contract
Hartford Life Insurance
 Company                               Group Annuity Contract                  531,000       $   531,000

Money market
Wilmington Trust Company               Prime Money Market                    1,069,170         1,069,170

Mutual funds
The American Funds Group               American Balanced Fund                   57,686           921,825
                                       American Mutual Fund                     12,090           294,390
                                       Europacific Growth Fund                   3,440            93,921
Fidelity Institutional
  Retirement Services Company          Government Retirement Money
                                         Market Fund                           153,791           153,791
                                       Magellan Fund                            10,463         1,004,745
                                       Growth and Income Fund                   25,232           898,511
MFS                                    MFS Investors Growth Stock Fund          14,135           166,083
Putnam                                 Putnam Voyager Fund                      11,781           188,613
                                                                                              ----------
                                                                                               3,721,879

Common stock
Stratos Lightwave, Inc.*               Stratos Lightwave, Inc.,
                                        Common Stock                            76,731           211,778
Methode Electronics, Inc.*             Methode Electronics, Inc.,
                                        Class A Common Stock                    16,800           192,696
Methode Electronics, Inc.*             Methode Electronics Inc.  Class B
                                        Common Stock                                84               977
                                                                                              ----------
                                                                                                 405,451

Participant loans                      Interest rates range from
                                        9.25% to 10.5%                                           105,666
                                                                                              ----------
                                                                                              $5,833,166
                                                                                              ==========


*Party in interest.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 23, 2002                       By: /s/ David A. Slack
       ----------------                           ------------------------------
                                                  David A. Slack
                                                  Chief Financial Officer
                                                  (Principal Financial Officer)

                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61940) pertaining to the Stratos Lightwave, Inc. 401(k) Savings Plan, of our report dated October 14, 2002, with respect to the financial statements and schedule of Stratos Lightwave, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended April 27, 2002.

                                                              Ernst & Young, LLP

Chicago, Illinois
October 23, 2002